Exhibit 99.1

Execution Version

COOPERATION AGREEMENT

This COOPERATION AGREEMENT (this “Agreement”) is made as of this 15th day of October 2021 (the “Effective Date”), by and among David L. Kanen, Philotimo Fund, LP (“Philotimo”), Philotimo Focused Growth and Income Fund (“Philotimo Fund”), Kanen Wealth Management LLC (“Kanen Wealth Management”; and collectively with Mr. Kanen, Philotimo, Philotimo Fund and their respective affiliates, collectively, the “Kanen Group”, and each individually, a “member” of the Kanen Group), and 1847 Goedeker Inc., a Delaware corporation (the “Company”).

WHEREAS, as of the date hereof, the Kanen Group, directly and indirectly, beneficially owns 6,209,557 shares of common stock, $0.0001 par value, of the Company (the “Common Stock”), which represent approximately 5.8% of the issued and outstanding shares of Common Stock;

WHEREAS, Philotimo submitted a letter to the Company on September 9, 2021 (the “Nomination Letter”) nominating a slate of director candidates to be elected to the Company’s board of directors (the “Board”) at the 2021 annual meeting of stockholders of the Company (the “2021 Annual Meeting”); and

WHEREAS, as of the date hereof, the Company and the Kanen Group have determined to come to an agreement with respect to the composition of the Board and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of and reliance upon the mutual premises, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Board Matters; Board Appointments; 2021 Annual Meeting.

(a) The Company agrees that the Board and all applicable committees of the Board shall, as promptly as practicable following the Effective Date, take all necessary actions to (i) appoint two (2) directors selected by the Kanen Group from a list comprised of five (5) candidates identified by the Company in good faith and who are not affiliated with the Kanen Group (each appointed director, a “New Director” and together, the “New Directors” and such process of selection and appointment of the New Directors, the “New Director Identification Process”); provided, however, that (A) the Kanen Group shall be provided the final list of five (5) candidates immediately following the execution of this Agreement, and (B) the Kanen Group shall select the New Directors and the Board and all applicable committees of the Board shall appoint the New Directors to the Board no later than two (2) business days after the execution of this Agreement, (ii) nominate the New Directors for election to the Board at the 2021 Annual Meeting and (iii) recommend, support and solicit proxies for the election of the New Directors at the 2021 Annual Meeting in the same manner and with the same efforts as the Board and all applicable committees of the Board recommend, support and solicit proxies for the election of the Company’s other director nominees at the 2021 Annual Meeting.

(b) The New Directors shall fill the vacancies created by the resignations of Douglas T. Moore and Paul Froning. The Company hereby represents that Mr. Froning has submitted a letter of resignation to the Board, which is effective immediately, and the Board confirms that the resignation of Mr. Froning was the result of the sole unencumbered and uncoerced discretion of Mr. Froning. The Board will neither include Mr. Moore nor Mr. Froning in its slate of nominees, nor solicit proxies for their election to serve as directors of the Company at the 2021 Annual Meeting.

(c) As a condition to the New Directors’ appointment to the Board and the subsequent nomination for election to the Board in connection with the 2021 Annual Meeting, the Kanen Group acknowledges that each New Director shall agree to participate in the Company’s customary procedures for new director candidates, including but not limited to, providing the Company a fully completed and executed copy of the Company’s standard director and officer questionnaire, interviewing with the Board’s Nominating and Corporate Governance Committee and such other reasonable and customary director onboarding documentation as required by the Company in connection with their appointment and election as new Board members. Any Replacement Director (as defined below) identified by the Kanen Group in accordance with Section 1(f) to replace a New Director shall also promptly (but in any event prior to being appointed to the Board in accordance with this Agreement) submit to the Company a fully completed and executed copy of the Company’s standard director and officer questionnaire and such other reasonable and customary director onboarding documentation required by the Company in connection with the appointment or election of new Board members.

(d) The Company hereby acknowledges and agrees that effective immediately upon their appointment to the Board as directors of the Company in accordance with Section 1(a), the New Directors shall be eligible for membership on all current committees and any new committee of the Board formed after the Effective Date and, consistent with Company practice, each New Director shall have the right to participate in discussions on any such committee, regardless of his or her membership thereon.

(e) The Company agrees that the New Directors shall receive (i) the same benefits of director and officer insurance, and any indemnity arrangements available generally to all directors then serving on the Board, (ii) the same compensation for service as a director as the compensation received by other non-employee directors then serving on the Board and as established by the Compensation Committee, subject to any modification of the amount and form of such compensation as hereafter may be determined by the Compensation Committee, and (iii) such other health, welfare and other similar benefits on the same basis as are available to all other non-employee directors then serving on the Board.

(f) Until the Termination Date (as defined below), if a New Director (or any Replacement Director (as defined below)) is unable or unwilling to serve as a director or ceases to be a director for any reason, then the Kanen Group shall have the right to select a replacement director following the New Director Identification Process as set forth in Section 1(a) above (each, a “Replacement Director” and such right, the “Replacement Right”); provided, that the Company shall have a reasonable amount of time to conduct the New Director Identification Process for such Replacement Director; provided, further, that if at the time such Replacement Right is invoked, the Kanen Group’s aggregate beneficial ownership of the Company’s Common Stock is less than the lesser of (i) 3.0% of the Company’s then-outstanding Common Stock and (ii) 3,191,620 shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments), then the Kanen Group shall have no Replacement Rights. If the Board does not appoint such Replacement Director selected by the Kanen Group to the Board consistent with the terms of this Agreement, the Kanen Group shall be permitted to continue to select substitute nominee(s) pursuant to the New Director Identification Process (provided that, for the avoidance of doubt, the Company shall update and supplement such list of five (5) candidates so that the Kanen Group has a reasonable amount of time to evaluate a full list of five (5) candidates during the New Director Identification Process) until a Replacement Director is elected to the Board. The Board and all applicable committees of the Board shall take all necessary actions to appoint such Replacement Director(s) to any applicable committee(s) of the Board of which the replaced New Director(s) or Replacement Director(s) was a member, as applicable.

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2. Term and Termination. The terms and conditions of this Agreement are effective as of the Effective Date and shall remain in effect until the date that is thirty (30) calendar days prior to the beginning of the Company’s advance notice period for stockholders to submit director nominations for the 2022 annual meeting of stockholders; provided, however, that any party (the “Non-Breaching Party”) may earlier terminate this Agreement if the other party commits a material breach of this Agreement (the “Breaching Party”) that is not cured within fifteen (15) days after the Breaching Party’s receipt of written notice thereof from the Non-Breaching Party or, if impossible to cure within fifteen (15) days, which the Breaching Party has not taken any substantive action to cure within such fifteen (15) day period. The date on which this Agreement is terminated is referred to herein as the “Termination Date.”

3. Standstill. Each member of the Kanen Group agrees that until the Termination Date, it shall not, and shall cause its Affiliates and Associates (as such terms are defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and its and their respective principals, directors, general partners, members, officers, employees, and agents and representatives acting on their behalf (collectively, the “Kanen Affiliates”) not to, directly or indirectly, without the prior express written invitation or authorization by the Board:

(a) make, engage in or in any way participate in any “solicitation” (as such term is used in the proxy rules of the Securities and Exchange Commission (the “SEC”), but without regard to the exclusion set forth in Rule 14a-1(1)(2)(iv) under the Exchange Act) of proxies, consents or voting authorizations with respect to the election or removal of directors of the Company or any other matter or proposal in respect of which the Company’s stockholders are requested or required to vote on, or become a “participant” (as such term is used in the proxy rules of the SEC) or assist any “participant” in any such solicitation of proxies, consents or voting authorizations from the Company’s stockholders;

(b) encourage, influence, induce or advise or assist any Person in so encouraging, influencing, inducing or advising any Person with respect to the giving, revocation or withholding of any proxy, consent or other authorization to vote any shares of Common Stock (other than solicitation activity that is consistent with the recommendation of and expressly authorized by the Board in connection with any matter submitted to the Company’s stockholders for their consideration and vote);

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(c) form, join, encourage, influence, advise, act in concert with or in any way participate in any “group” (as defined pursuant to Section 13(d) of the Exchange Act), with respect to any Voting Securities (as defined below), other than solely with controlled Kanen Affiliates with respect to Voting Securities now or hereafter owned by them;

(d) (i) engage in, or become a party or counterparty to, any swap or hedging transaction or other derivative agreement of any nature with respect to Voting Securities or (ii) acquire, or offer, seek or agree to acquire, by purchase or otherwise, or direct any third party in the acquisition of, any Voting Securities, or rights or options to acquire any Voting Securities of the Company, or engage in any swap or hedging transactions or other derivative agreements of any nature with respect to Voting Securities, in each case of clause (i) or (ii) above;

(e) sell, offer or agree to sell, through swap or hedging transactions or otherwise, voting rights decoupled from the underlying Common Stock held by the Kanen Group or any Kanen Affiliate to any Third Party (as defined below);

(f) effect or seek, offer or propose to effect, cause, make or participate in any tender offer, exchange offer, merger, consolidation, acquisition, business combination, recapitalization, business reorganization, spin-off/split-off, restructuring, liquidation, dissolution sale or transfer of all or substantially all of the Company’s assets in one or a series of transactions, sale or transfer of a majority of the outstanding shares of the Common Stock (through a merger, stock purchase, or otherwise), any changes in the Company’s capital structure or other extraordinary transaction involving the Company or any of its subsidiaries or the Company’s securities or a material amount of the assets of the Company and its subsidiaries, taken as a whole (“Extraordinary Transaction”), or frustrate or seek to frustrate the pendency or consummation of any Extraordinary Transaction approved, recommended, proposed or endorsed by the Board, or make any public statement with respect to an Extraordinary Transaction (it being understood and agreed that the foregoing shall not restrict the Kanen Group from tendering shares, receiving payment for shares or otherwise participating in any such transaction, pro rata, on the same basis as all other stockholders of the Company, or from participating in any such transaction that previously has been approved and recommended by the Board), or make any proposal, either alone or in concert with others, to the Company or the Board that would reasonably be expected to require or result in a public announcement regarding any of the types of matters set forth above in this Section 3;

(g) enter into a voting trust or proxy, arrangement or agreement or subject any Voting Securities to any voting trust or proxy, arrangement or agreement, in each case other than solely with other controlled Kanen Affiliates, with respect to Voting Securities now or hereafter owned by them and other than granting proxies in solicitations approved with respect to matters recommended and submitted by the Board to the Company’s stockholders;

(h) engage in any short sale or any purchase, sale or grant of any option, warrant, convertible security, stock appreciation right, or other similar right (including any put or call option or “swap” transaction) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from a decline in the market price or value of the securities of the Company;

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(i) make or be the proponent of any stockholder proposal (pursuant to Rule 14a-8 under the Exchange Act or otherwise);

(j) alone or in concert with others, (i) call or seek to call or convene any meeting of stockholders, including a “town hall meeting” and any proposed action by written consent, (ii) except as set forth in Section 1 of this Agreement, seek election or appointment to, or representation on, the Board, or nominate or propose the nomination of, or recommend the nomination of, any candidate to, the Board, (iii) seek the removal or resignation of any member of the Board, (iv) solicit consents from stockholders or otherwise act to seek or act by written consent, (v) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign, or (vi) conduct a referendum (irrespective of whether binding or precatory) of stockholders;

(k) make any request for a stockholder list or for any other Company materials, books or records under Section 220 of the Delaware General Corporation Law, as amended, or other statutory or regulatory provisions providing for stockholder access to stockholder lists or Company books and records;

(l) make any public statement, announcement, or public proposal or request with respect to or take any action in support of (i) any change in the number or term of directors or the filling of any vacancies on the Board, (ii) any change in the capitalization or dividend policy of the Company, (iii) any change in the Company’s management, business, operating strategy, governance policies or corporate structure, (iv) any waiver, amendment or modification to the Company’s Amended and Restated Certificate of Incorporation or By-Laws, as amended, or other actions which may impede the acquisition of control of the Company by any person, (v) causing any class or series of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange or (vi) causing a class or series of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

(m) make any disclosure, announcement or statement publicly or privately, in a manner that could reasonably be expected to become public regarding any intent, purpose, plan or proposal with respect to the Board, the Company, its management, policies or affairs, any of its securities or assets or this Agreement that is inconsistent with the provisions of this Agreement;

(n) enter into any discussions, negotiations, agreements or understandings with any Third Party to take any action that the Kanen Group is prohibited from taking pursuant to this Section 3;

(o) make any request or submit any proposal to amend or waive the terms of this Agreement, in each case which would reasonably be expected to result in a public announcement of such request or proposal; or

(p) disclose any intention, plan, commitment or arrangement to do any of the foregoing.

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Notwithstanding anything in this Section 3 or elsewhere in this Agreement, nothing in this Agreement shall prohibit or restrict the Kanen Group from (i) communicating privately with the Board or any of the Company’s officers regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications, (ii) communicating with stockholders of the Company and others in a manner that does not otherwise violate this Section 3 or Section 4(d), or (iii) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has jurisdiction over the Kanen Group. Nothing in this Section 3 or elsewhere in this Agreement shall be deemed to limit the exercise in good faith by any New Director (or a Replacement Director) of such person’s fiduciary duties solely in such person’s capacity as a director of the Company.

As used in this Section 3, the following terms shall have the following meanings: (i) “Affiliate” has the meaning set forth in Rule 12b-2 under the Exchange Act and shall include Persons who become Affiliates of any Person subsequent to the date of this Agreement; (ii) “Person” shall be interpreted broadly to include, among others, any individual, general or limited partnership, corporation, limited liability or unlimited liability company, joint venture, estate, trust, group, association or other entity of any kind or structure; (iii) “Third Party” means any Person that is not the Kanen Group or an Affiliate of Associate of the Kanen Group; and (iv) “Voting Securities” means the shares of Common Stock and any other securities of the Company entitled to vote generally in the election of directors, or securities convertible into, or exercisable or exchangeable for, such shares or other securities, whether or not subject to the passage of time or other contingencies.

4. Additional Agreements.

(a) Nomination Withdrawal. The Kanen Group hereby irrevocably withdraws the Nomination Letter.

(b) Voting Commitment. From and after the date hereof and until the Termination Date, the Kanen Group shall, and shall cause each of its Affiliates to, (i) appear in person or by proxy at all annual and special meetings of the Company’s stockholders or in connection with actions taken by written consent or to otherwise cause all shares of Common Stock beneficially owned by the Kanen Group to be counted as present thereat for purposes of establishing a quorum; (ii) vote, or cause to be voted, all shares of Common Stock beneficially owned by the Kanen Group in favor of each of the nominees for election as directors nominated by the Board and recommended by the Board (and not in favor of any other nominees to serve on the Board), and, except in connection with any Extraordinary Transaction or Other Voting Recommendation (as defined below), with respect to each of the proposals identified in the Company’s definitive proxy statement or any supplement thereto, in accordance with the Board’s recommendations, including in favor of all matters recommended by the Board for stockholder approval and against all matters that the Board recommends against stockholder approval; provided, however, in the event that either Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co. (“Glass Lewis”) issues a recommendation with respect to any matter (other than with respect to the election of nominees as directors to the Board or the removal of directors from the Board) that is different from the recommendation of the Board, the Kanen Group shall have the right to vote its shares of Common Stock on the Company’s proxy card or voting instruction form in accordance with either the ISS or Glass Lewis recommendation (the “Other Voting Recommendation”).

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(c) No Litigation. Until the Termination Date, each party covenants and agrees that it will not institute, solicit, assist, opt into, or join (or threaten to do so) any litigation, action, complaint, arbitration or other proceeding against or involving the other party or any of its current former or future directors, officers, employees, stockholders or Affiliates (including derivative actions, direct class actions or otherwise), to assert any claims against the other party or any of its current or former or future directors, officers, employees, stockholders or Affiliates arising out of any facts known by such party as of the Effective Date; provided that this Section 4(c) shall not prohibit any claim with respect to the enforcement of or a breach of this Agreement.

(d) Mutual Non-Disparagement. Subject to applicable law, each party covenants and agrees that, until the Termination Date, neither it nor any of its respective agents, subsidiaries, Affiliates, executive officers, directors, partners, members, or managers shall in any way make any statement or announcement that constitutes an ad hominem attack on, or otherwise disparages or causes to be disparaged, the other party, any of such other party’s Affiliates, or any of the other party’s past, present or future officers or directors, or take any action that would reasonably be expected to result in any such statement or announcement being publicly made. Notwithstanding the above, nothing in this Agreement shall prohibit any party from making any statement or disclosure required under the federal securities laws or other applicable laws (including to comply with any subpoena or other legal process from any governmental or regulatory authority with competent jurisdiction over the relevant party thereto) or stock exchange regulations; provided, however, that, unless prohibited under applicable law, such party must provide written notice to the other party at least two (2) business days prior to making any such statement or disclosure required under the federal securities laws or other applicable laws or stock exchange regulations that would otherwise be prohibited by the provisions of this Agreement, and reasonably consider any comments of such other party. The limitations set forth above shall not prevent any party from responding to any public statement made by the other party of the nature described above, if such statement by the other party was made in breach of this Agreement.

5. Representations and Covenants.

(a) Representations and Covenants of the Kanen Group. The Kanen Group, jointly and severally, represents, warrants to and agrees with the Company, as follows: (i) each member of the Kanen Group that is an entity is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) each member of the Kanen Group has the requisite power and authority (and, in the case of any natural person, legal capacity) to execute, deliver and perform the terms and provisions of this Agreement and to consummate the transactions contemplated hereby; (iii) this Agreement has been duly and validly authorized, executed and delivered by each member of the Kanen Group, constitutes a valid and binding obligation and agreement of each member of the Kanen Group and is enforceable against each member of the Kanen Group in accordance with its terms; (iv) the Kanen Group, together with the Kanen Affiliates, beneficially owns, directly or indirectly, an aggregate of 6,209,557 shares of Common Stock and such shares of Common Stock constitute all of the Common Stock, directly or indirectly, beneficially owned by the Kanen Group and the Kanen Affiliates or in which the Kanen Group or the Kanen Affiliates have any interest or right to acquire, whether through derivative securities, voting agreements or otherwise; and (v) the Kanen Group and its Affiliates shall inform each party with shared voting or dispositive power over such securities of the terms of this Agreement.

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(b) Representations and Covenants of the Company. The Company represents and warrants to the Kanen Group that (i) the Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, (ii) the Company has the requisite corporate power and authority to execute, deliver and perform the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and (iii) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms.

6. Public Announcements. The parties shall make the following public announcements and/or filings with the SEC:

(a) As soon as practicable after the Effective Date, (i) the Company and the Kanen Group shall issue a joint press release, in substantially the form attached hereto as Exhibit A, announcing the execution and delivery of this Agreement, and (ii) the Company shall file with the SEC a Current Report on Form 8-K (the “Form 8-K”) reporting the execution and delivery of this Agreement and appending a copy of this Agreement as an Exhibit thereto. The Company hereby agrees to provide the Kanen Group with a reasonable opportunity to review and comment on the Form 8-K and to consider in good faith any such comments by the Kanen Group.

(b) Within forty-eight (48) hours following the Effective Date, the Kanen Group shall file an amendment to its Schedule 13D (the “13D Amendment”) with respect to the Company, reporting the execution and delivery of this Agreement, the withdrawal of the Nomination Letter, the limitations referred to in Section 3 hereof, the obligations and limitations referred to in Section 4 hereof, and amending the applicable items of its Schedule 13D to conform to the obligations hereunder. The Kanen Group hereby agrees to provide Company with a reasonable opportunity to review and comment on the 13D Amendment and to consider in good faith any such comments by the Company.

(c) None of the Kanen Group or the Kanen Affiliates shall (i) issue a press release or make any public announcement or filing in connection with this Agreement or the actions contemplated hereby or (ii) except as contemplated by this Section 6, otherwise make any public statement, filing, disclosure or announcement with respect to this Agreement or the actions contemplated hereby, other than as mutually agreed to by the Company and the Kanen Group.

7. Miscellaneous. The parties agree that irreparable damage could occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that such damage may not be adequately compensable in monetary damages. Accordingly, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the state of Delaware (collectively, the “Chosen Courts”), in addition to any other remedies at law or in equity, and each party agrees it will not take any action, directly or indirectly, in opposition to another party seeking relief. Each of the parties hereto agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief. Furthermore, each of the parties hereto (a) consents to submit itself to the Chosen Courts in the event any dispute arises out of or relating to this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Chosen Courts, (c) agrees that it shall not bring any action arising out of or relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Chosen Courts. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE INTERNAL SUBSTANTIVE AND PROCEDURAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO ANY CONFLICT OR CHOICE OF LAW PRINCIPLES THAT MAY RESULT IN THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

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EACH OF THE PARTIES HERETO WAIVES TO THE FULLEST EXTENT OF THE LAW ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM ARISING OUT OF THIS AGREEMENT.

8. Expenses. The Company will reimburse the Kanen Group for its reasonable, well-documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with the negotiation and execution of this Agreement and the Nomination Letter; provided that such reimbursement shall not exceed $175,000 in the aggregate.

9. Entire Agreement; Amendment. This Agreement contains the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede any and all prior and contemporaneous agreements, memoranda, arrangements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof. This Agreement may be amended only by an agreement in writing executed by the parties hereto, and no waiver of compliance with any provision or condition of this Agreement and no consent provided for in this Agreement shall be effective unless evidenced by a written instrument executed by the party against whom such waiver or consent is to be effective. No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

10. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) delivered in person or sent by overnight courier, when actually received during normal business hours at the address specified in this subsection, or (b) if given by e-mail, when such e-mail is transmitted to the e-mail address set forth below and the appropriate confirmation is received:

if to the Company, to: 1847 Goedeker, Inc.

3817 Millstone Parkway
St. Charles, Missouri 63301
Attention: Robert D. Barry, Secretary

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With copies (which shall not constitute notice pursuant to this Section 10) to:

Vinson & Elkins L.L.P.
1114 Avenue of the Americas, 32nd Floor
New York, NY 10036
Attention: Lawrence S. Elbaum
E-mail: lelbaum@velaw.com

Attention: C. Patrick Gadson
E-mail: pgadson@velaw.com

if to the Kanen Group, to: Kanen Wealth Management LLC

5850 Coral Ridge Drive Suite 309
Coral Springs, FL 33076
Attention: David Kanen

With a copy (which shall not constitute notice pursuant to this Section 10) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
Attention: Andrew Freedman, Esq.
E-mail: afreedman@olshanlaw.com

11. Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

12. Counterparts. This Agreement may be executed in two or more counterparts either manually or by electronic or digital signature (including by facsimile or electronic mail transmission), each of which shall be deemed to be an original and all of which together shall constitute a single binding agreement on the parties, notwithstanding that not all parties are signatories to the same counterpart.

13. No Third-Party Beneficiaries; Assignment. This Agreement is solely for the benefit of the parties hereto and is not binding upon or enforceable by any other persons. No party to this Agreement may assign its rights or delegate its obligations under this Agreement, whether by operation of law or otherwise, and any assignment in contravention hereof shall be null and void. Nothing in this Agreement, whether express or implied, is intended to or shall confer any rights, benefits or remedies under or by reason of this Agreement on any persons other than the parties hereto, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any party.

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14. Interpretation and Construction. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” and “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “will” shall be construed to have the same meaning as the word “shall.” The words “dates hereof” will refer to the date of this Agreement. The word “or” is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument, law, rule or statute defined or referred to herein means, unless otherwise indicated, such agreement, instrument, law, rule or statute as from time to time amended, modified or supplemented. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

1847 Goedeker Inc.

By:	/s/ Albert Fouerti
	Name:	Albert Fouerti
	Title:	Chief Executive Officer

[Signature Page to Cooperation Agreement]

Kanen Wealth Management, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Fund, LP

By:	Kanen Wealth Management, LLC, its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Focused Growth and Income Fund

By:	Kanen Wealth Management, LLC, its investment adviser

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
DAVID L. KANEN

[Signature Page to Cooperation Agreement]

Exhibit A

Form of Press Release